

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Charles Cargile
Chief Financial Officer
Tattooed Chef, Inc.
6305 Alondra Blvd.
Paramount, California 90723

  Re: Tattooed Chef, Inc.
    Registration Statement on Form S-1
    Filed November 5, 2020
    File No. 333-249890

Dear Mr. Cargile:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Erin Purnell at 202-551-3454 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing